March 28, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4631

Attention:	Sherry Haywood, Staff Attorney
Era Anagnosti, Staff Attorney
Jenn Do, Staff Accountant
Al Pavot, Staff Accountant

Re:	TimkenSteel Corporation
Form 10
Filed February 11, 2014
File No. 001-36313

Ladies and Gentlemen:

TimkenSteel Corporation, an Ohio corporation (the “Company” or “we”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 7, 2014, with respect to the Company’s Registration Statement on Form 10 (the “Registration Statement”) filed February 11, 2014. This letter is being filed with Pre-effective Amendment No. 1 to the Registration Statement (the “Amendment”), which includes the Information Statement (the “Information Statement”) filed as Exhibit 99.1 thereto.

Below is the Company’s response. For the convenience of the Staff, we have repeated the Staff’s comment before our response.

Form 10

General

1.             Please note that in accordance with Section 12(d) of the Exchange Act of 1934, this Form 10 registration statement filed pursuant to Section 12(b) of the Exchange Act will become effective 30 days after the Commission receives certification from the New York Stock Exchange that the company’s listing application has been approved. You may request acceleration of effectiveness of the registration statement prior to the expiration of the 30-day period in accordance with the provisions of Exchange Act Rule 12d1-2.

Response:   The Company acknowledges the Staff’s comment. The Company intends to request acceleration of effectiveness of the Registration Statement after its listing application has been approved.

2.             Please note that we may have further comments once items that are currently blank, such as portions of the registration statement cover page, capitalization, relationship with Timken after the spinoff, executive compensation and security ownership of beneficial owners sections, are completed or provided.

United States Securities and Exchange Commission

March 28, 2014

Response: The Company acknowledges that the Staff may have further comments once items are completed or provided.

3.             We note that you intend to file by amendment certain exhibits, including the company’s organizational documents and the material agreements related to the spinoff. We may have comments on these exhibits after they are filed. In addition, please tell us whether you intend to file these exhibits in final form prior to the effectiveness of the registration statement. In this regard, we note that with few exceptions, these exhibits have been listed in the “Form of.”

Response:   The Company acknowledges that the Staff may have comments on these exhibits. The Company intends to file these exhibits in final form prior to the effectiveness of the Registration Statement.

4.             Please update your financial statements pursuant to the requirements of Rule 3-12 of Regulation S-X. Please update your MD&A and wherever else you discuss your results of operations, financial condition and liquidity accordingly.

Response:   The Company acknowledges the Staff’s comment and has updated the financial statements, MD&A and other sections of the Information Statement to include financial information with respect to the year ended December 31, 2013, in response to the Staff’s comment.

Exhibit 99.1 – Information Statement

Cover Page

5.             Here and throughout the filing we note statements referring to the spinoff distribution as “becom[ing] effective.” Please revise your disclosures to accurately refer to the distribution as being completed or consummated, rather than becoming effective since the effectiveness of the registration statement would not render the spinoff distribution effective.

Response:   The Company has revised the Information Statement to refer to the distribution as being completed, rather than “becom[ing] effective,” in response to the Staff’s comment.

6.             Please delete the word “generally” at the end of the second paragraph because it may imply that you have not disclosed all of the material federal income tax consequences related to the distribution. Please address this comment elsewhere in the filing where the disclosure appears.

Response:   The Company has revised the Information Statement to delete the word “generally” in response to the Staff’s comment.

Summary, page 1

7.             We note throughout the filing statements regarding TimkenSteel’s position in the industry, such as that (i) you are “the only focused special bar quality … steel maker in North America,” (ii) you are “the leading manufacturer of SBQ steel large bars…and seamless mechanical tubing in North America;” and (iii) you have “a unique operating model, industry-leading manufacturing assets… that create a competitive advantage.” Please note that these are only examples. Please revise your disclosures to clearly identify the source(s) relied upon and the basis for these statements. Please also disclose the measure by which you have determined your market position (e.g., revenue, capacity or shipments).

United States Securities and Exchange Commission

March 28, 2014

Response: The Company believes, based on its knowledge of the steel industry, that it: (i) is the only focused special bar quality (SBQ) steel producer in North America (approximately 65% of its sales are SBQ steel products); (ii) has the largest SBQ large bar (6 inch diameter and greater) production capacity of the North American steel producers; and (iii) has historically supplied, on average, approximately 40% of the seamless mechanical tube demand in North America, with approximately 40% supplied by imports from foreign manufacturers, leaving approximately 20% of the supply of seamless mechanical tube to other domestic manufacturers. The foregoing statements are based on the Company’s estimates of its competitors’ actual production of SBQ steel products or seamless mechanical tube, as the case may be, and of its competitors’ production capacity. Accordingly, the Company believes it is the leading North American manufacturer of SBQ steel large bars and seamless mechanical tubing.

The Company believes that, based on feedback from customers and its analysis of the North American steel industry, it has a unique operating model that gives it a competitive advantage. The Company’s operating model provides it with the flexibility to produce customized SBQ steel for its customers in either high volume or low volume as the situation dictates, whereas the Company’s management believes most producers of customized products generally produce in either high volume or low volume, but not both. Management estimates that approximately 97% of the Company’s SBQ steel sales in 2013 were customized products that were “made to order”. Moreover, based on the Company’s internal analysis, the Company is the only high volume steel manufacturer with capabilities of developing SBQ large bars up to sixteen inches in diameter.

The Company has revised its disclosure throughout the Information Statement regarding its position in the industry.

Fractional shares, page 2

8.             Please tell us whether the transfer agent is an affiliate of the company or Timken. Please also confirm that the transfer agent will, in its sole discretion (that is, without influence by the company or Timken), determine when, how, and through which broker-dealer to make its sales of fractional shares.

Response:   The Company confirms that the transfer agent is not an affiliate of the Company or Timken. The Company has revised the Information Statement to state that the transfer agent will, in its sole discretion (that is, without influence by the Company or Timken), determine when, how, and through which broker-dealer to make its sales of fractional shares in response to the Staff’s comment.

Stock Exchange Listing, page 3

9.             You disclose that you anticipate that trading will commence on a when-issued basis “shortly before the record date.” With a view towards disclosure please tell us how trading on this basis could be accomplished prior to the record date.

Response:   Generally, common shares may trade on the New York Stock Exchange on a “when-issued” basis after they have been authorized but not yet formally issued. This is often initiated by the New York Stock Exchange prior to the record date relating to the issuance of such common shares. “When-issued” transactions will be settled after the Company’s common shares have been issued to Timken shareholders (i.e., after the distribution date in the case of the spinoff). The Company has revised the Information Statement to describe how trading on a when-issued basis can be accomplished prior to the record date in response to the Staff’s comment.

United States Securities and Exchange Commission

March 28, 2014

Questions and Answers About the Spinoff, page 4

10.             Please add a question & answer section regarding the executive officers and directors of TimkenSteel following the spinoff.

Response:   The Company has revised the Information Statement to include a question & answer section regarding the executive officers and directors of the Company following the spinoff in response to the Staff’s comment.

What is the spinoff?, page 4

Response:

11.             Please disclose the estimated timeframe during which you expect the spinoff distribution to be completed.

Response: The Company has revised the Information Statement to disclose the estimated timeframe during which the Company expects the spinoff distribution to be completed in response to the Staff’s comment.

What are the reasons for and benefits of separating from Timken?, page 4

12.             Please disclose here, including elsewhere in the filing where you discuss the reasons for the spinoff, the percentage of total assets, revenue and liabilities of Timken for the periods presented, attributable to the businesses and assets being transferred to TimkenSteel in connection with the spinoff.

Response:   The Company has revised the Information Statement to disclose the percentage of total assets, revenue and liabilities of Timken for the periods presented, attributable to the businesses and assets being transferred to the Company in connection with the spinoff in response to the Staff’s comment.

Can Timken decide to cancel the spinoff if all the conditions have been met?, page 4

13.             Please revise your disclosure here to provide a brief summary of the most material conditions to the spinoff. In addition, please disclose what notification, if any, you will provide stockholders should the Timken board of directors waive a material condition or amend, modify or abandon the spinoff and related transactions.

Response:   The Company has revised the Information Statement to disclose the most material conditions to the spinoff and to disclose the notification the Company will provide shareholders should the Timken board of directors waive a material condition or amend, modify or abandon the spinoff and related transactions in response to the Staff’s comment.

If I sell my Timken common shares before or on the distribution date, will I still be entitled to receive TimkenSteel common shares in the spinoff?, page 5

14.             Briefly describe the circumstances pursuant to which a Timken shareholder will or will receive TimkenSteel shares in the spinoff distribution. In addition, to the extent necessary please revise your disclosures to describe these circumstances consistently throughout the filing. In this regard we note that on the cover page you state that if a shareholder sells its “Timken common shares in the ‘regular way’ market after the record date and prior to the spinoff,” the shareholder also “will be selling [its] right to receive TimkenSteel common shares in connection with the spinoff” [emphasis added], while your disclosure here refers to circumstances when Timken shares are sold “before or on the distribution date.”

United States Securities and Exchange Commission

March 28, 2014

Response: The Company has revised the Information Statement to describe the circumstances pursuant to which a Timken shareholder will receive common shares of the Company in the spinoff distribution and has revised the Information Statement to describe these circumstances consistently throughout the Information Statement in response to the Staff’s comment.

What will the relationship between Timken and TimkenSteel be following the spinoff?, page 7

15.             Briefly disclose the most material terms of the relationship between the two companies post spinoff distribution.

Response:   The Company has revised the Information Statement to disclose the most material terms of the relationship between the Company and Timken post-spinoff distribution in response to the Staff’s comment.

Risk Factors, page 8

We may not realize the potential benefits from the spinoff, page 8

16.             Please disclose here the costs to be incurred in connection with the spinoff. In this regard, we note that in Timken’s September 5, 2013 press release available in its website, it is stated that the parties expect the “[o]ne-time transactions costs . . . to be approximately $125 million.”

Response:  In its September 5, 2013 press release, Timken indicated that it expected to incur approximately $125 million of one-time costs to effectuate the spinoff. These costs included legal, audit and other advisory fees, as well as costs to separate our information technology systems. Since that time, Timken has refined its estimate and now expects to incur approximately $105 million of one-time costs to effectuate the spinoff. None of these costs are reflected in the Company’s historical financial statements, as the costs are non-recurring in nature and substantially all of these costs will be incurred prior to the spinoff and borne by Timken. The Company has revised the Information Statement to disclose the estimated costs to be incurred in connection with the spinoff in response to the Staff’s comment and will provide additional information that is responsive to this comment in future filings.

We have no history operating as an independent company…, page 8

17.             With respect to the costs associated with services previously performed by Timken, please expand your disclosure to quantify to the extent possible the anticipated effect of the loss of synergies from operating as a stand-alone company.

Response:   The Company has revised the Information Statement to quantify to the extent possible the anticipated effect of the loss of synergies with Timken from operating as a stand-alone company in response to the Staff’s comment and will provide additional information that is responsive to this comment in future filings.

Our capital resources may not be adequate to provide for all of our cash requirements…, page 13

18.             Here or in an appropriate section of the filing, discuss the basis for your statement that you believe to have “adequate access to [the financial, credit and/or banking] markets.” In addition, in your “Capital Resources” disclosure on page 45, please describe the credit facilities that are available to you.

Response:   The Company has revised the Information Statement to disclose that it believes it will have adequate access to the financial, credit and/or banking markets based on its historic financial performance, as well as its expected continued strong financial position. The Company expects to establish a committed credit facility prior to the distribution date and will expand its disclosure in a future revised version of the Information Statement to provide additional information about such facility.

United States Securities and Exchange Commission

March 28, 2014

Material U.S. Federal Income Tax Consequences of the Spinoff, page 23

19.             Please disclose that you expect to obtain an opinion of counsel that the distribution of TimkenSteel common shares in the spinoff will qualify as a tax-free distribution (refer to your disclosure on page three). Please name the counsel and tell us whether you expect to receive such opinion prior to the effectiveness of the registration statement. If not, please advise how you intend to notify your shareholders regarding this material aspect of the spinoff distribution.

Response:   The Company has revised the Information Statement to disclose that the Company expects to obtain an opinion from counsel that the distribution of common shares of the Company in the spinoff will qualify as a tax-free distribution (similar to the Company’s disclosure on page three of the Information Statement) in response to the Staff’s comment. The Company expects to receive such opinion from the law firm of Covington & Burling LLP prior to the effectiveness of the Registration Statement.

Spinoff Conditions and Termination, page 25

20.             We note bullet point eight disclosure stating that the spinoff is conditioned upon receipt of “all material government approvals and material consents necessary to consummate the spinoff…” Please expand your disclosure to identify which government consents and/or material consents you must obtain in order for the spinoff distribution to be consummated.

Response:   The Company has revised the Information Statement in response to the Staff’s comment by deleting the disclosure in bullet point eight as a condition to completion of the spinoff.

Management’s Discussion and Analysis, page 35

Overview, page 35

21.             In the third and fourth paragraph of your disclosure you discuss how the new ladle refiner “will improve productivity, increase capacity and expand product range” and that the new intermediate finishing line “increases operational efficiencies…significantly reducing product handling and material movements.” Your disclosure, however, does not provide an objective measure by which to assess these statements. Please revise your disclosures by quantifying to the extent possible measures such as improved productivity and increased capacity.

Response:   On February 21, 2012, Timken announced expansion plans at its Faircrest steel plant in Canton, Ohio. In the announcement, Timken described that its management estimated that the ladle refiner and continuous caster would increase the Faircrest operation’s shippable capacity by approximately 25% and enable the production of a broader range of large-diameter steel bars. In addition, the continuous caster is expected to improve yield productivity by approximately 10% annually. When the caster is complete, the result is expected to be an additional 125,000 tons of annual production capacity.

The ladle refiner is fully operational and processed its first heat of steel on May 9, 2013. The ladle refiner has nearly doubled the refining capacity of the Faircrest steel plant and added annual ship ton capacity of approximately 40,000 tons.

United States Securities and Exchange Commission

March 28, 2014

A $50 million steel tube intermediate finishing line (“IFL”) project was completed in February 2013. This investment was made to increase operational efficiency, quality and safety in our steel tube manufacturing operations. The new IFL incorporates the latest technology and employs lean processes, which have improved associate safety through reduced product handling and material movements and led to reduced in-process inventory. Customer service has been improved through a 65% reduction in steel tube finishing cycle time, while finishing labor productivity has increased by 40%. The IFL also incorporates an environmentally friendly water jet de-scaling spray system that replaces the former pickling process. We shipped over 35,000 tons in the first nine months after the IFL was placed in service.

The Company has revised its disclosure in the Information Statement by quantifying the improved production and increased capacity regarding the new ladle refiner.

Liquidity and Capital Resources, page 43

22.             We note significant capital expenditures from your discussion herein and the statement of cash flows. We also note the apparent lack of committed financing post-spinoff. Please revise to quantify your expected capital expenditures for the next twelve months and to discuss how you intend to fund these costs with “internally generated cash flow,” given the nil cash balance in all periods and that after the spinoff, your business “will no longer participate in cash management and funding arrangements with Timken.” Refer to Item 303(A)(2) of Regulation S-K.

Response:   The Company expects to establish a committed credit facility and to have approximately $50 million of cash and cash equivalents on the balance sheet on or prior to the completion of the spinoff. The Company expects to use cash generated from operations, available cash and cash equivalents and its committed credit facility to fund expected capital expenditures following the spinoff. The Company will expand its disclosure in a future revised version of the Information Statement to quantify its expected capital expenditures for the next twelve months and to explain how these expenditures are expected to be funded.

Critical Accounting Policies and Estimates, page 46

23.             We note there is no discussion of the critical accounting policies and estimates related to your property, plant and equipment. Given that this asset alone accounts for 57% of your total assets and 79% of total equity at December 31, 2012, please tell us your consideration for not providing such a discussion herein. Please revise to: i) disclose the date of your last long-lived asset impairment assessment; ii) identify or describe all of your asset groups; and iii) explain how you concluded such groups represented the lowest level for which identifiable cash flows were largely independent of the cash flows of other groups of assets or liabilities. Revise future filings to include a more fulsome discussion than is presented on page F-8 of the current facts and circumstances that may materially impact your methodology regarding the impairment of your long-lived assets. In this regard, we note your major performance measures, i.e., net sales, net sales excluding surcharges, gross margin and gross margin excluding surcharges appear to be experiencing recent declines, though we note that during 2012, gross margin increased and gross margin excluding surcharges remained flat compared to the year-ago period. Please describe the potential events or changes that may indicate that the carrying amount of the asset or related group of assets may not be recoverable. Explain why an interim impairment test was not warranted as of the latest balance sheet date, if true.

Response:   The Company has revised the Information Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

March 28, 2014

Business, page 50

Overview, page 50

24.             In the second paragraph, you state that TimkenSteel manages raw material recycling programs. With a view towards disclosure, please clarify for us whether you manage these programs on behalf of clients or whether they relate to your raw material feeder system (refer to your “Raw Materials” disclosure on page 53).

Response:   The Company’s raw material recycling programs are done as a feeder system for the Company’s operations. While a portion of the raw materials the Company purchases can sometimes be resold into the market to other scrap consumers, the Company does not have recycling programs that exist on behalf of external clients. The Company has revised its disclosure in the Information Statement to clarify that its raw material recycling programs are done as a feeder system for its operations and not on behalf of its clients.

Energy & Distribution, page 51

25.             Please expand your disclosure to describe in more detail your Distribution channel activity, as well as the key terms of your partnership with the authorized service centers.

Response:   In the Information Statement, the Company noted that “Distribution channel activity is also conducted through this segment” and that “authorized service centers are valued partners in delivering differentiated solutions to our end users.” The Company’s distribution channel activity constitutes direct sales of steel bars and seamless mechanical tubes to its distributors. The term “partner” in this context was not intended to imply a contractual partnership. Rather, the Company collaborates with authorized service centers that offer solutions that may be required to produce customized steel products for the Company’s customers. The Company has revised its disclosure in the Information Statement to eliminate the reference to “partners” and to describe in more detail its Distribution channel activity.

Relationship with Timken After the Spinoff, page 56

Agreements Between Timken and Us, page 56

26.             Refer to disclosure at the end of the first paragraph. Please confirm that you will disclose any material changes to the agreements discussed in this section, in an amendment to the information statement.

Response:   The Company confirms that it has disclosed in the Amendment and will disclose in future amendments any material changes to the agreements discussed in this section to the Information Statement.

27.             Please ensure that with respect to each agreement, you provide brief disclosure of the respective materials terms. In this regard, we note that statements such as “we intend to enter into an employment matters agreement with Timken that will address employment, compensation and benefit matters” is rather broad and generic. We make a similar observation with respect to the Supply Agreement discussed on page 58.

Response:   The Company confirms that it has disclosed in the Amendment, to the extent available, and will disclose in future amendments the respective material terms of the agreements discussed in this section to the Information Statement.

Compensation Discussion and Analysis, page 62

2013 Summary Compensation Table, page 74

United States Securities and Exchange Commission

March 28, 2014

28.             With a view towards disclosure, please tell how you arrived at the determination that the strategic performance shares comprise non-equity incentive compensation (refer to related 2013 Grants of Plan-Based Awards disclosure). In this regard, we note disclosure at the end of page 69 stating that the value of the shares subject to the award “would be equal to the stock price when the shares vest” and that executives who have not met their share percentage ownership requirement at the time of grant, would “receive half of the value of any final award in cash and the other half in equity.” In addition, please tell us whether these awards are within the scope of FASB ASC Topic 718.

Response:    The Company has revised the Information Statement to indicate that all of the named executive officers who received a grant of strategic performance shares in 2013 had met their applicable share ownership requirement at the time of such grant. As a result, the value of these final awards will be paid to the named executive officers in cash, in accordance with the applicable plan provisions. These awards are within the scope of FASB ASC Topic 718 and the Company has revised the Information Statement to reflect its determination that the strategic performance shares comprise equity incentive compensation.

Potential Payments Upon Termination or Change in Control, page 79

29.             With a view towards disclosure, please tell us whether TimkenSteel and the named executive officers will be entering into new severance agreements in connection with the spinoff.

Response:   The Company has revised the Information Statement to indicate that we expect to enter into severance agreements or other similar arrangements with our named executive officers in connection with the spinoff and will disclose in a future revised version of the Information Statement the respective material terms of any such arrangements to the extent entered into prior to the spinoff.

Please contact Hansal N. Patel on behalf of the Company at (330) 471-4341 or Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning the Amendment. Thank you for your attention to this matter.

Very truly yours,

/s/ Ward J. Timken, Jr.

Ward J. Timken, Jr.

cc:

Michael J. Solecki, Esq.

James P. Dougherty, Esq.

TimkenSteel Corporation

1835 Dueber Ave. S.W., GNE-15, Canton, OH 44706

T 330.471.6895 F 330.471.4041

Tim.Timken@TimkenSteel.com